SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                        INTERNATIONAL LEISURE HOSTS, LTD.
           ---------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   459759 10 6
                                   -----------
                                 (CUSIP Number)

                                 Paul Lewinthal
       1702 East Highland, Suite 312, Phoenix, Arizona 85016 602/955-6100
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                 March 12, 1997
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

---------------------                                          -----------------
CUSIP NO. 459759 10 6                  13D                     Page 2 of 6 Pages
---------------------                                          -----------------


================================================================================
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAUL LEWINTHAL

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a) [X]
                                                            (b) [ ]

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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS (See Instructions)

           OO
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   5       CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
           ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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           NUMBER OF                          7       SOLE VOTING POWER
             SHARES                                         0
          BENEFICIALLY                  ----------------------------------------
            OWNED BY                          8       SHARED VOTING POWER
             EACH                                           0
           REPORTING                    ----------------------------------------
            PERSON                            9       SOLE DISPOSITIVE POWER
             WITH                                           0
                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER
                                                            0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12      CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES
           (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
================================================================================

Item 1.  Security and Issuer.

                  This Statement relates to Common Stock, par value $.01 per share, of International Leisure Hosts, Ltd., a Wyoming corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1702 E. Highland, Suite 312, Phoenix, Arizona 85016.

Item 2.  Identity and Background.

         This Statement is being filed by:

         (a)      Paul Lewinthal.

         (b) Filing persons' address: 1702 E. Highland, Suite 312, Phoenix, Arizona 85016.

         (c) Paul Lewinthal's principal occupation is an investor for his own account.

         (d) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On March 12, 1997 Paul Lewinthal resigned from his position as proxy of the following trusts organized under Arizona law: J.J. Fisher Trust, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker, Elizabeth
A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli, 1992 Jennifer J. Walker Trust, 1992 Shawn D. Walker Trust, the A.J. Nicoli Charitable Foundation and the 1978 Nicoli Children's Trust. Neither the grant nor the withdrawl of proxy power involved any exchange of consideration.

Item 4.  Purpose of Transaction.

                  On March 12, 1997, Paul Lewinthal resigned from his position as proxy of the trusts identified in Item 3. As of his resignation, Mr. Lewinthal has no beneficial ownership of any of the Issuer's Comon Stock.
                                Page 3 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate number and percentage of Common Stock beneficially owned by Paul Lewinthal is 0 and 0%, respectively.

                      Before his March 12, 1997 resignation, Mr. Lewinthal was the proxy and trustee (through January 1, 1997) for six trusts and proxy for the A.J. Nicoli Charitable Foundation and the 1978 Nicoli Children's Trust. The aggregate number and percentage of Common Stock beneficially owned by Mr. Lewinthal through J. J. Fisher Trust was 61,500 and 8.8%, respectively. The aggregate number and percentage of Common Stock beneficially owned by Mr. Lewinthal through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli was 39,021 and 5.6%, respectively. The aggregate number and percentage of Common Stock beneficially owned by Mr. Lewinthal through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker was 39,021 and 5.6%, respectively. The aggregate number and percentage of Common Stock beneficially owned by Mr. Lewinthal through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli was 39,022 and 5.6%, respectively. The aggregate number and percentage of Common Stock beneficially owned by Mr. Lewinthal through the 1992 Jennifer J. Walker Trust was 35,014 and 5.0%, respectively. Mr. Lewinthal was the reporting beneficial owner of 55,015 shares of Common Stock or 7.9% of the 1992 Shawn D. Walker Trust. As proxy for the A.J. Nicoli Charitable Foundation and the 1978 Nicoli Children's Trust, Mr. Lewinthal was the reporting beneficial owner of 93,034 and 105,042, respectively, shares of Common Stock, representing 13.4% and 15.1%, respectively, of the Common Stock.

                  (b)      Paul   Lewinthal  has  no  beneficial   ownership  in
                           Issuer's Common Stock.

                  (c) Paul Lewinthal resigned from the position of proxy of the Trusts identified in Item 3 as of March 12, 1997. Mr. Lewinthal currently has no beneficial ownership in Issuer's Common Stock.

                  (d)      Not applicable.

                  (e)      March 12, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Paul Lewinthal resigned from the position of proxy of the Trusts identified in Item 3 as of March 12, 1997. Each of the Trusts named in
Item 3 has granted irrevocable co-proxies in favor of William S. Levine and Mark
G. Sauder.
                                Page 4 of 6 Pages

Item 7.  Material to be Filed as Exhibits.

                  1. Resignation, dated March 12, 1997, of Paul Lewinthal as proxy under the Irrevocable Proxy Agreement dated February 1, 1995.
                                Page 5 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                  May 30, 1997


                                   /s/ PAUL LEWINTHAL
                                   ---------------------------------------------
                                   PAUL LEWINTHAL
                                Page 6 of 6 Pages

                                    EXHIBIT 1
                                    ---------


                              RESIGNATION OF PROXY



I, Paul Lewinthal, hereby resign as the Proxy under the Irrevocable Proxy Agreement dated February 1, 1995 (the "Proxy Agreement"). Pursuant to the Proxy Agreement, William S. Levine and Mark G. Sauder are hereby the successor Co-Proxies.

                                        Signed:



                                        /s/ Paul Lewinthal
                                        ----------------------------------
                                        Paul Lewinthal, Proxy under The
          `                             Irrevocable Proxy Agreement dated
                                        February 1, 1995

State of Arizona    )
County of Maricopa  ) ss.
                    )

Subscribed and sworn to before me, the undersigned Notary Public, came Paul Lewinthal as proxy under the Irrevocable Proxy Agreement dated February 1, 1995, and executed this Agreement this 12th day of March, 1997.

                                        /s/ Kym A. Osmundson
                                        ----------------------------------
                                        Notary  Public

The following undersigned hereby agree to act as successor Co-Proxies under the Proxy Agreement effective on March 11, 1997.



/s/ William S. Levine
----------------------------------
William S. Levine



/s/ Mark G Sauder
----------------------------------
Mark G. Sauder